Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a transcript of Peggy Johnson’s live interview with CNBC on June 24, 2026 in which the proposed business combination between Churchill Capital Corp XI (“Churchill”) and Agility Robotics, Inc. (“Agility”) is discussed.

Becky Quick: There is some big news this morning in the robotics industry. That’s a market that Barclays estimates will reach $200 billion by 2035. Joining us right now is Agility Robotics CEO Peggy Johnson. She is joining us this morning because Agility is announcing that it is going public through a special purpose acquisition corporation with Churchill. This is really interesting news, Peggy. I asked you when you sat down, why go public through a SPAC?

Peggy Johnson: Really, Becky, and thanks for having me. It’s the most efficient, flexible way to tap into the public markets, and there is pent-up demand right now across investors. There is no pure-play humanoid robotics company out there now that they can put their money in. This will provide them that.

Becky Quick: Do you need the cash quickly, or do you want to be the first ones out there?

Peggy Johnson: We want to be the first ones out there because we’ve been out there for a while. But what this will do is help us accelerate the customer engagements that we have right now, a long list of customers who are seeking to fill their labor shortages. .

Becky Quick: Let’s talk about what you all are doing because most people think robotics, and they probably think of Elon Musk and the robots that they’ve shown off from SpaceX and from Tesla, the things that they’ve been working on with some of these. Your robots are actually in manufacturing warehouses right now and doing work for customers like Amazon and others. Tell us about Digit, this robot that does this.

Peggy Johnson: Yeah, so our robot Digit steps onto these factory floors, and into roles that are dirty, dangerous, dull jobs, and they can step in and take on that work. Many of these facilities don’t have labor. People don’t want these jobs. There’s an older workforce retiring. We’re reshoring production. So there’s a large labor gap that they can fill with these humanoid robots.

Becky Quick: The robots we’re looking at right now don’t look like they move really quickly. How fast do they do the jobs? Because I’ve heard from people who have been on some of these warehouse floors before at different places, and there is an element of time and speed. Are they working alongside humans with some of these things?

Peggy Johnson: They are working near humans, but it’s all about throughput, Becky, because that’s, at the end of the day, that’s what these facilities gauge metrics and performance. And they work all day. Our next generation can work for three shifts.

Becky Quick: Wow. So 24/7, they can keep things working.

Peggy Johnson: 20 out of 24 hours. It does have to recharge a bit in that time frame.

Becky Quick: OK. You had mentioned that part of what you’re doing with this is to make sure that there’s safety around this. What would not be safe with robots? What do you have to make sure? Where does the safety aspect come in?

Peggy Johnson: Yeah, that is the only way to scale humanoid robots. If you go into these facilities today, there’s a lot of automation. And generally, you have to stay on one side of the line. The automation is on the other side. Now we’re talking about. A piece of this automation getting up and roaming around the facility. If you come into close proximity with humans, you have to take the proper action as a humanoid robot. We’ve solved for that in our next generation robot. We’ll be able to come out of the cordoned off areas where all humanoids have to work and walk the facilities.

Becky Quick: That’s pretty interesting.

Joe Kernan: I didn’t Think about that. Yeah, you don’t want to get around any automation, that’s for sure, especially one that’s like sneaking up on you from behind. .

Peggy Johnson: Hopefully, not sneaking too much, but they’re powerful. They can lift 50 pounds over and over again, so they do real work. .

Joe Kernan: Ouch. Lifting anything on me. 20 out of 24, that’s our schedule, basically. That’s how we recharge, right?

Becky Quick: Yeah, kind of.

Joe Kernan: Mostly. No, I did the math. It’s six, max.

Becky Quick: Five to six, true. But we’re not at the factory doing the work.

Joe Kernan: No. Well, we’re doing much harder, mentally.

Becky Quick: The AI aspect of this, how does that come in? Because this is physical AI.

Peggy Johnson: Correct. Physical AI. And there’s not a lot of data out there right now from humanoid robots. We have that data because we’ve been operating for several years in customer facilities. That’s allowed us to fine tune the robot’s movements, to teach it new workflows, and to teach it new skills very, very quickly. So that’s the element that allows us to broaden into new industries.

Becky Quick: What can it do now? now that it couldn’t three years ago, Digit?

Peggy Johnson: It’s more dexterous, for sure. We actually in our next gen have replaceable hands, so we will put the right tool on the end of the arm for the right job.

Becky Quick: Maybe if it’s going to hoist and lift, or if it needs to do some sort of sorting or something?

Peggy Johnson: Some finer dexterity, picking and placing, that sort of thing. So it will give us quite a bit of flexibility.

Becky Quick: Will Digit always be in warehouses or do you foresee a future where Digit works its way, maybe not into households, but into other settings as well?

Joe Kernan: And into jobs that people might actually want and would be displaced.

Peggy Johnson: Right. So today, Digit is starting in warehouses. It’s the right entry point because it’s a very structured environment. And with structure, you can measure the output, and with measuring the output that provides safety. It’s really the only way into the home. We believe the home is quite a ways off, that’s a chaotic environment, there’s dogs and babies.

Becky Quick: What about healthcare?

Peggy Johnson: Healthcare is probably somewhere in between, where you could initially start by moving large machines and things, devices around hospitals, that sort of thing.

Becky Quick: Oh, because healthcare has been one of the strongest arenas for employment in this country. Every month you look at healthcare and there is huge demand and that is where we have a lot of employment.

Peggy Johnson: Yeah. So when you think about humanoid robots stepping in there, it’s taking the tasks off of human’s hands that is very manual and physically challenging. And there is some of that in healthcare. And so that you can send to the robots and humans can step up into higher value work.

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Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Agility stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events.

These statements include: statements relating to, without limitation: our ability to consummate the Merger and PIPE Investment and the satisfaction or waiver of the closing conditions set forth in the Merger Agreement and Subscription Agreement; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement or Subscription Agreements; projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding Agility’s future development plans; the timing and success of Agility’s future development plans; the ability of Agility to implement its strategic initiatives and continue to innovate its existing products and services; the potential for share price appreciation; the expected timing of announcement and close of the potential transaction; Agility’s economic opportunity and total addressable market; the expected amount of gross transaction proceeds and the planned pre-money valuation of Agility; expectations regarding Agility’s ability to attract, retain and expand its customer base; Agility’s deployment of proceeds from capital raising transactions; Agility’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; Agility’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting Agility’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Agility and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Agility is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Agility’s historical net losses and limited operating history; Agility’s expectations regarding future financial performance, capital requirements and unit economics; Agility’s use and reporting of business and operational metrics; Agility’s competitive landscape; Agility’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Agility’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Agility’s reliance on strategic partners and other third parties; Agility’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of Agility to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Agility or Churchill; failure to realize the anticipated benefits of the proposed transaction; Agility’s estimates of expenses and profitability; the evolution of the markets in which Agility competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Agility, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Agility’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Agility and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds.

The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, Agility and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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